United States
                       Securities and Exchange Commission
                             Washington, D.C. 20549


                                    FORM 6-K


                            Report of Foreign Issuer
                    Pursuant to Rule 13a-16 or 15d-16 under
                      the Securities Exchange Act of 1934


                           For the month of May 2002


                               ICICI Bank Limited
                (Translation of registrant's name into English)


                             4th floor, South Tower
                                 ICICI Towers,
                              Bandra-Kurla Complex
                             Mumbai, India 400 051
                    (Address of principal executive office)


     Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F X                   Form 40-F
                           ---                            ---

Indicate by check mark whether the registrant by furnishing the information con-tained in this Form is also thereby furnishing the information to the Commision
  Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934.

                  Yes                           No. X
                      ---                          ---

       If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b).

               Not applicable.

                                INDEX TO EXHIBITS

Item
----
Item 1.   Resolution in regard to authorised signatories of the Bank

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.


Dated:  May 17, 2002


                                         ICICI Bank Limited


                                         By: /s/ Nilesh Trivedi
                                             -----------------------------------
                                             Name:  Nilesh Trivedi
                                             Title: Assistant Company Secretary

ICICI BANK

True Extracts of the Minutes of the One Hundred and Fifteenth Meeting of the Board of Directors of the ICICI Bank Limited held on Friday, May 3, 2002 authenticated as per Section 54 of the Companies Act, 1956

8. Ongoing Compliance with United States Securities and Exchange Commission and New York Stock Exchange

The Board noted that, in terms of the United States Securities Exchange Act of 1934 and pursuant to the listing agreement entered into by the Bank with New York Stock Exchange (NYSE), it is necessary to comply with various requirements of the United States Securities and Exchange Commission (US SEC) and the NYSE. The Board, therefore, decided to authorise the executives/officers of the Bank for filing of forms, returns, documents, annual report, etc. in order to comply with the requirements of US SEC and NYSE. The Board then passed the following Resolution:

          RESOLVED that the Managing Director & CEO, Joint Managing Directors, Executive Directors, Company Secretary and Assistant Company Secretary, be and are hereby authorised severally, to sign and file all forms, returns, documents, and to do all acts, deeds, matters and things as may be necessary, in order to comply with the requirements of the United States Securities and Exchange Commission (US SEC) and the New York Stock Exchange (NYSE) on an ongoing basis as also with the requirements of the Securities and Exchange Board of India and stock exchanges in India where the equity shares of the Bank are listed and traded.

                                                         For ICICI Bank Limited
                                                            Certified True Copy


                                                             /s/ Nilesh Trivedi

                                                                 Nilesh Trivedi
                                                    Assistant Company Secretary

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
ICICI Bank Limited
ICICI Towers,              Tel (+91-22) 653 1414       Regd. Office: Landmark, Race Course Circle
4th Floor, South Tower,    Fax (+9-22) 653 1167        Vadodara 390 007, India,
Bandra-Kurla Complex       Website www.icicibank.com   Tel (+91-265) 339923/24/25
Mumbai 400 051, India                                  Fax (+91-265) 339926
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